November 12, 2019

Robert Williams
Chief Executive Officer and President
Angel Oak Mortgage, Inc.
3344 Peachtree Road, Suite 1725
Atlanta, Georgia 30326

       Re: Angel Oak Mortgage, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-11 Submitted October 28, 2019
           CIK No. 0001766478

Dear Mr. Williams:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-11 filed October 28,
2019

General

1. We note your response to prior comment 2. We have referred your response to the
       Division of Investment Management for further review and they will contact you directly when they have completed their review.
       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee,
Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-
3673 or Sonia Barros at (202) 551-3655 with any other questions.
 Robert Williams
Angel Oak Mortgage, Inc.
November 12, 2019
Page 2

                                        Sincerely,
FirstName LastNameRobert Williams
                                        Division of Corporation Finance
Comapany NameAngel Oak Mortgage, Inc.
                                        Office of Real Estate & Construction
November 12, 2019 Page 2
cc:       J. Gerard Cummins
FirstName LastName